Invesco Actively Managed Exchange-Traded Fund Trust

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

June 27, 2018

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Actively Managed Exchange-Traded Fund Trust—Request for Withdrawal of Certain Post-Effective Amendments to the Trust’s Registration Statement

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Invesco Actively Managed Exchange-Traded Fund Trust (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-147622 and 811-22148) relating to PowerShares Commodity Rotation Portfolio, a series of the Trust (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
27	January 13, 2012	0001104659-12-002065
31	March 26, 2012	0001104659-12-020994
35	April 24, 2012	0001104659-12-027729
35	May 21, 2012	0001104659-12-038690
37	May 23, 2012	0001104659-12-039419
40	June 21, 2012	0001104659-12-044947
41	July 20, 2012	0001104659-12-050060
46	August 17, 2012	0001104659-12-058689
50	September 11, 2012	0001104659-12-062805
55	October 10, 2012	0001104659-12-068403
63	November 8, 2012	0001104659-12-075913
70	December 6, 2012	0001104659-12-082390
75	January 4, 2013	0001104659-13-000637
79	February 1, 2013	0001104659-13-006745
84	March 4, 2013	0001104659-13-017137
89	April 3, 2013	0001104659-13-026707
93	May 3, 2013	0001104659-13-037125
100	June 3, 2013	0001104659-13-046329
104	July 2, 2013	0001104659-13-052887
108	August 1, 2013	0001104659-13-058780
113	August 30, 2013	0001104659-13-067418
116	September 30, 2013	0001104659-13-073138
121	October 30, 2013	0001104659-13-079141
124	November 26, 2013	0001104659-13-087083
128	December 23, 2013	0001104659-13-091905
131	January 21, 2014	0001104659-14-003257
135	February 19, 2014	0001104659-14-011351
141	March 20, 2014	0001104659-14-021269
146	April 18, 2014	0001104659-14-028601
151	May 16, 2014	0001104659-14-039674
155	June 13, 2014	0001104659-14-045870

158	July 11, 2014	0001104659-14-051151
161	August 8, 2014	0001104659-14-058688
164	September 5, 2014	0001193125-14-333380
167	October 3, 2014	0001193125-14-362975
170	October 31, 2014	0001193125-14-391192
171	November 28, 2014	0001193125-14-427909
174	December 23, 2014	0001193125-14-451840
177	January 21, 2015	0001193125-15-015744
180	February 19, 2015	0001193125-15-053595
185	March 20, 2015	0001193125-15-099706
189	April 17, 2015	0001193125-15-134740
191	May 15, 2015	0001193125-15-189390
194	June 12, 2015	0001193125-15-221278
196	July 10, 2015	0001193125-15-249936
199	August 7, 2015	0001193125-15-282394
202	September 4, 2015	0001193125-15-312640
206	October 2, 2015	0001193125-15-336097
209	October 30, 2015	0001193125-15-359355
213	November 27, 2015	0001193125-15-389513
217	December 23, 2015	0001193125-15-411878
221	January 21, 2016	0001193125-16-434464
226	February 19, 2016	0001193125-16-469350
232	March 18, 2016	0001193125-16-509685
236	April 15, 2016	0001193125-16-542503
240	May 13, 2016	0001193125-16-589767
246	June 10, 2016	0001193125-16-618541
249	July 8, 2016	0001193125-16-644119
255	August 5, 2016	0001193125-16-672828
260	September 2, 2016	0001193125-16-700736
267	September 30, 2016	0001193125-16-726870
274	October 28, 2016	0001193125-16-750902
281	November 23, 2016	0001193125-16-776079
286	December 22, 2016	0001193125-16-801399
290	January 20, 2017	0001193125-17-013866
295	February 17, 2017	0001193125-17-047541
302	March 17, 2017	0001193125-17-086605
306	April 13, 2017	0001193125-17-122529
310	May 12, 2017	0001193125-17-168205
314	June 9, 2017	0001193125-17-199661
318	July 7, 2017	0001193125-17-223851
322	August 4, 2017	0001193125-17-248415
326	September 1, 2017	0001193125-17-275161
330	September 29, 2017	0001193125-17-298914
335	October 27, 2017	0001193125-17-322568
339	November 22, 2017	0001193125-17-350239
343	December 21, 2017	0001193125-17-375880
348	January 19, 2018	0001193125-18-014627
353	February 16, 2018	0001193125-18-048011
360	March 16, 2018	0001193125-18-085136
366	April 13, 2018	0001193125-18-116554
371	May 11, 2018	0001193125-18-160531
375	June 8, 2018	0001193125-18-187708

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold in connection with the Amendments. If you have any questions, please contact Mark Greer at (312) 964-3505. Thank you.

Very truly yours,

Invesco Actively Managed Exchange-Traded Fund Trust

By:	/s/ Anna Paglia
Anna Paglia
Secretary